Exhibit 12.1

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Dividends

	Three Months Ended June 30,		Six Months Ended June 30,
	2017	2016	2017	2016

Pretax income before adjustment for noncontrolling interest	$6,277	$28,059	$19,719	$40,263

Add back:
Fixed charges	11,677	11,628	22,658	23,187
Distributed income of equity investees	104	1,514	478	1,572
Deduct:
Equity in earnings of equity investees	(55)	(109)	(141)	(218)
Capitalized interest	(64)	(198)	(118)	(402)
Earnings as Defined	$17,939	$40,894	$42,596	$64,402

Fixed Charges
Interest expense including amortization of deferred financing fees	$11,486	$11,376	$22,285	$22,678
Capitalized interest	64	198	118	402
Interest portion of rent expense	127	54	255	107
Fixed Charges	11,677	11,628	22,658	23,187
Preferred share dividends	1,675	1,675	3,350	3,350
Combined Fixed Charges and Preferred Dividends	$13,352	$13,303	$26,008	$26,537

Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	1.34	3.07	1.64	2.43